Pricing Supplement No. J29
To the Prospectus dated March 29, 2007,
Prospectus Supplement dated March 24, 2008,
Product Supplement dated October 24, 2008
and Underlying Supplement dated December 31, 2008
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-132936-14 February 27, 2009

Credit Suisse

Structured Investments	Credit Suisse $6,999,000 Dual Directional Buffered Return Enhanced Notes due September 1, 2009 Linked to the S&P 500® Index
General
•
The notes are designed for investors who seek a return at maturity of two times the appreciation of the S&P 500® Index up to a Maximum Return on the notes of 11.85% and who seek to profit from depreciations of up to - 10% in the Index.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing September 1, 2009†.
•	Minimum purchase of $5,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes priced on February 27, 2009 (the “Pricing Date”) and are expected to settle on March 4, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s A+, Moody’s Aa1)††
Index:	The S&P 500® Index (the “Index”). For more information on the Index, see “The S&P 500® Index” in the accompanying underlying supplement.
Upside Leverage Factor:	2
Payment at Maturity:
If the Final Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount of notes equal to the Index Return multiplied by two, subject to a Maximum Return on the notes of 11.85%.  For example, if the Index Return is equal to or more than 5.925%, you will receive the Maximum Return on the notes of 11.85%, which entitles you to a maximum payment at maturity of $1,118.50 for every $1,000 principal amount of notes that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 x (Index Return x 2)]

If the Final Index Level is less than or equal to the Initial Index Level, but has declined by an amount less than or equal to 10%, you will receive a cash payment that provides you with a return per $1,000 principal amount of notes equal to the absolute value of the Index Return and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + [$1,000 × - (Index Return)]

If the Final Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index has declined below 10% of the Initial Index Level and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Final Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	735.09
Final Index Level:	The Index closing level on the Valuation Date.
Valuation Date†:	August 27, 2009
Maturity Date†:	September 1, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EGA6
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
†† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement and page IS-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page 3 of this pricing supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$5	$995
Total	$6,999,000	$10,935	$6,964,005
(1)  Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,999,000	$275.06

JPMorgan
Placement Agent
February 27, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated October 24, 2008 and the underlying supplement dated December 31, 2008, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

•	Prospectus supplement dated March 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

•	Product supplement dated October 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000095010308002624/dp11662_424b2.htm

•	Underlying supplement dated December 31, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908013486/a2189891z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000.  The hypothetical total returns set forth below assume an Initial Index Level of 750 and reflect the Maximum Return on the notes of 11.85%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Index Level	Index Return	Total Return
1500.00	100.00%	11.85%
1350.00	80.00%	11.85%
1237.50	65.00%	11.85%
1125.00	50.00%	11.85%
1050.00	40.00%	11.85%
937.50	25.00%	11.85%
900.00	20.00%	11.85%
825.00	10.00%	11.85%
794.44	5.925%	11.85%
787.50	5.00%	10.00%
750.00	0.00%	0.00%
712.50	-5.00%	5.00%
675.00	-10.00%	10.00%
600.00	-20.00%	-11.11%
525.00	-30.00%	-22.22%
450.00	-40.00%	-33.33%
375.00	-50.00%	-44.44%
300.00	-60.00%	-55.56%
225.00	-70.00%	-66.67%
150.00	-80.00%	-77.78%
75.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 750 to a Final Index Level of 787.50.  Because the Final Index Level is greater than the Initial Index Level and the Index Return of 5% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 11.85%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 750 to a Final Index Level of 675.  Because the Final Index Level is less than the Initial Index Level by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,100 per $1,000 principal amount of notes based on the absolute value of the negative Index Return calculated as follows:

$1,000 + [$1,000 x - (-10%)] = $1,100

Example 3: The level of the Index increases from the Initial Index Level of 750 to a Final Index Level of 900.  Because the Index Return of 20% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 11.85%, the investor receives a payment at maturity of $1,118.50 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 750 to a Final Index Level of 600.  Because the Final Index Level is less than the Initial Index Level by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IF THE INDEX RETURN IS POSITIVE – The notes provide the opportunity to enhance returns by multiplying a positive Index Return by two, up to the Maximum Return on the notes of 11.85%, or $1,118.50 for every $1,000 principal amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED APPRECIATION POTENTIAL FROM NEGATIVE INDEX RETURNS UP TO A DECLINE OF 10% – The notes provide the opportunity to enhance returns by giving you a positive return of up to 10% even if the Index Return is negative, up to a 10% decline in the Index.  If the Final Index Level declines by more than 10% of the Initial Index Level, for every 1% decline of the Index below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “S&P 500® Index” in the accompanying underlying supplement.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to ‘‘Certain U.S. Federal Income Tax Considerations’’ in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed on a leveraged basis of 1.1111% to each 1% decline in the Final Index Level as compared to the Initial Index Level beyond the 10% Buffer Amount.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Index Level is greater than the Initial Index Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 11.85%, regardless of the appreciation in the Index, which may be significant. Accordingly, your payment at maturity will not exceed $1,118.50 per $1,000 principal amount of notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.  Any payment at maturity is subject to our ability to satisfy our obligations as they become due.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the stocks underlying the Index;

•	interest and yield rates in the market generally;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that may affect the Index or stock markets generally and which may affect the level of the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and on the Valuation Date could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the Index closing levels from January 1, 2004 through February 27, 2009.  The Index closing level on February 27, 2009 was 735.09.  We obtained the Index closing levels below from Bloomberg, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  The price source for determining the Final Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Valuation Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

For further information on the S&P 500® Index, see “The S&P 500® Index” in the accompanying underlying supplement.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this pricing supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Index that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if

(a)
a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) before the House Ways and Means Committee that would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $5 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts.